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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(1) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Reicher Michael K. (Last) (First) (Middle)		Halsey Drug Co., Inc. Symbol: HDGC

	C/o Halsey Drug Co., Inc. 695 N. Perryville Rd. Bldg. 2 (Street)	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original (Month/Day/Year)
			10/02

		6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Rockford, Illinois 61107 (City) (State) (Zip)		☒	Director	☐	10% Owner		☐ Form Filed by One Reporting Person
			☒	Officer (give title below)				☐ Form Filed by More than One Reporting Person
			☐	Other (specify below) Chairman & Chief Executive Officer

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Sec- urities Beneficially Owned Following Reported Trans- action(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	5% Convertible Senior Secured Debentures		$1.34(8)		3/10/98				A			(1)

	Warrants		$1.34(8)		3/10/98				A			(1)

	Warrants		$2.279		3/10/98				A			(1)

	5% Convertible Senior Secured Debentures		$1.34(8)		6/12/98				A			(2)

	Warrants		$1.34(8)		6/12/98				A			(2)

	Warrants		$2.279		6/12/98				A			(2)

	Non-qualified Stock Options		$2.375		2/19/98				A

	5% Convertible Senior Secured Debentures		$1.1312		4/1/99				A			(4)

	Non-qualified Stock Options		$1.125		4/12/99				A			(5)

	5% Convertible Senior Secured Debentures		$2.4250		7/1/99				A			(4)

	5% Convertible Senior Secured Debentures		$2.3063		10/1/99				A			(4)

	Non-qualified Stock Options		$1.875		2/17/00				A			(5)

	5% Convertible Senior Secured Debentures		$1.722		4/1/00				A			(4)

	5% Convertible Senior Secured Debentures		$1.34(8)		3/10/98				A				(6)

	Warrants		$1.34(8)		3/10/98				A				(6)

	Warrants		$2.279		3/10/98				A				(6)

	5% Convertible Senior Secured Debentures		$1.34(8)		6/12/98				A				(6)

	Warrants		$1.34(8)		6/12/98				A				(6)

	Warrants		$2.279		6/12/98				A				(6)

	Non-qualified Stock Options		$1.1125		6/29/00				A			(5)

	5% Convertible Senior Secured Debentures		$1.1125		7/1/00				A			(4)

	5% Convertible Senior Secured Debentures		$1.34(8)		6/12/98				A				(7)

	5% Convertible Senior Secured Debentures		$1.34(8)		6/12/98				A				(7)

	5% Convertible Senior Secured Debentures		$1.34(8)		6/12/98				A				(7)

	5% Convertible Senior Secured Debentures		$ .9071		10/1/00				A			(4)

	5% Convertible Senior Secured Debentures		$1.34(8)		6/12/98				A				(7)

	5% Convertible Senior Secured Debentures		$1.34(8)		6/12/98				A				(7)

	5% Convertible Senior Secured Debentures		$1.34(8)		6/12/98				A				(7)

	5% Convertible Senior Secured Debentures		$ .6258		01/01/01				A			(4)

	5% Convertible Senior Secured Debentures		$1.03		04//01/01				A			(4)

	5% Convertible Senior Secured Debentures		$2.22		07//01/01				A			(4)

	5% Convertible Senior Secured Debentures		$2.22		10//01/01				A			(4)

	5% Convertible Senior Secured Debentures		$1.86		01/01/02				A			(4)

	5% Convertible Senior Secured Debentures		$2.02		04/01/02				A			(4)

	5% Convertible Senior Secured Debentures		$1.72		07/01/02				A			(4)

	5% Convertible Senior Secured Debentures		$1.75		10/01/02				A			(4)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	3/10/98	3/15/03		Common Stock	223,880(8)						D

	3/10/98	3/15/05		Common Stock	33,921(8)						D

	3/10/98	3/15/05		Common Stock	31,579						D

	6/12/98	3/15/03		Common Stock	53,816(8)						D

	6/12/98	3/15/05		Common Stock	8,153(8)						D

	6/12/98	3/15/05		Common Stock	7,590						D

	(3)	2/19/08		Common Stock	1,000,000						D

	4/1/99	3/15/03		Common Stock	3,560(8)						D

	4/12/00	4/12/09		Common Stock	100,000						D

	7/1/99	3/15/03		Common Stock	1,681(8)						D

	10/1/99	3/15/03		Common Stock	1,789						D

	2/17/01	2/17/10		Common Stock	125,000						D

	4/1/00	3/15/03		Common Stock	1,440						D

	3/10/98	3/15/03		Common Stock	(111,939)(8)						D

	3/10/98	3/15/05		Common Stock	(16,960)(8)						D

	3/10/98	3/15/05		Common Stock	(15,789)						D

	6/12/98	3/15/03		Common Stock	(26,907)(8)						D

	6/12/98	3/15/05		Common Stock	(4,076)(8)						D

	6/12/98	3/15/05		Common Stock	(3,795)						D

	6/29/01	6/29/10		Common Stock	200,000						D

	7/01/00	3/15/03		Common Stock	2,087						D

	6/12/98	3/15/03		Common Stock	(3,731)(8)						D

	6/12/98	3/15/03		Common Stock	(3,731)(8)						D

	6/12/98	3/15/03		Common Stock	(3,731)(8)						D

	10/01/00	3/15/03		Common Stock	2,592						D

	6/12/98	3/15/03		Common Stock	(3,731)(8)						D

	6/12/98	3/15/03		Common Stock	(3,731)(8)						D

	6/12/98	3/15/03		Common Stock	(3,731)(8)						D

	01/01/01	3/15/03		Common Stock	3,503						D

	04/01/01	3/15/03		Common Stock	2,156						D

	07/01/01	3/15/03		Common Stock	1,013						D

	10/01/01	3/15/03		Common Stock	1,026						D

	01/01/02	3/15/03		Common Stock	1,239						D

	04/01/02	3/15/03		Common Stock	1,155						D

	07/01/02	3/15/03		Common Stock	1,373						D

	10/01/02	3/15/03		Common Stock	1,364				1,618,065		D

Explanation of Responses:

(1) Purchased in connection with a private offering on March 10, 1998 consisting of a Convertible Debenture convertible at any time and Stock Purchase Warrants (33,921 shares of which are presently exercisable at $1.34 per share and 31,579 shares of which are presently exercisable at $2.279 per share).

(2) Acquired pursuant to an option exercise in June 1998, consisting of: (i) a Convertible Debenture, convertible at any time, (ii) Warrants to purchase share of common stock (8,153 shares of which are presently exercisable at $1.34 per share and 7,590 shares of which are presently exercisable at $2.279 per share)

(3) Options vest quarterly, with 62,500 options vesting every quarter effective May 1, 1998.

(4) Certain quarterly interest payments are paid in the form of convertible debentures.

(5) Options vest 25% annually.

(6) Transferred without consideration of as part of a settlement agreement contained within a QDRO.

(7) Transferred as gift without consideration.

(8) Adjusted to reflect results of an anti-dilution calculation contained in the instrument.

/s/ Michael K. Reicher	October 2, 2002
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.